December 11, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	argenx SE Acceleration Request for Registration Statement on Form F-1 File No. 333-221984

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), argenx SE (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 13, 2017 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Edwin M. O’Connor at (212) 813-8853. We also respectfully request that a copy of the written order from the U.S. Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Edwin M. O’Connor, by facsimile to (212) 937-3476.

If you have any questions regarding this request, please contact Edwin M. O’Connor of Goodwin Procter LLP at (212) 813-8853.

Sincerely,

ARGENX SE

/s/ Tim Van Hauwermeiren
Tim Van Hauwermeiren
Chief Executive Officer

cc:	Eric Castaldi, Chief Financial Officer, argenx SE Michael H. Bison, Goodwin Procter LLP Edwin O’ Connor, Goodwin Procter LLP